REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
American Century Asset Allocation Portfolios, Inc.:
We have examined management's assertion included in the accompanying Management Statement regarding compliance with certain provisions of the Investment Company Act of 1940 that American Century Asset Allocation Portfolios, Inc. (the ?Corporation?), comprising the LIVESTRONG Income Portfolio, LIVESTRONG 2015 Portfolio, LIVESTRONG 2020 Portfolio, LIVESTRONG 2025 Portfolio, LIVESTRONG 2030 Portfolio, LIVESTRONG 2035 Portfolio, LIVESTRONG 2040 Portfolio, LIVESTRONG 2045 Portfolio, LIVESTRONG 2050 Portfolio, One Choice Portfolio: Very Conservative, One Choice Portfolio: Conservative, One Choice
Portfolio: Moderate, One Choice Portfolio: Aggressive, and One Choice Portfolio: Very Aggressive (each a ?Portfolio? and collectively, the ?Portfolios?), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (?the Act?) as of February 27, 2009. Management is responsible for the Corporation?s compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Corporation?s compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Corporation?s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 27, 2009, and with respect to agreement of security purchases and sales, for the period from July 31, 2008 (the date of our last examination) through February 27, 2009:
?    Confirmation of all securities held with American Century
Services, LLC (an affiliated entity), the transfer agent of
the underlying mutual funds held by each of the Portfolios.
?    Reconciliation of all such securities to the books and
records of each of the Portfolios and American Century
Services, LLC.
?    Agreement of 14 security purchases and 14 security sales
since July 31, 2008 (the date of our last examination), from the books and records of the corresponding Portfolios to the books and records of American Century Services, LLC.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Corporation?s compliance with specified requirements.
In our opinion, management's assertion that the Corporation complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 27, 2009 with respect to securities reflected in the investment accounts of each of the Portfolios is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of American Century Asset Allocation Portfolios, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP
Kansas City, Missouri
April 24, 2009



Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940
We, as members of management of American Century Asset Allocation Portfolios, Inc. (the ?Corporation?) comprising the LIVESTRONG Income Portfolio, LIVESTRONG 2015 Portfolio, LIVESTRONG 2020 Portfolio, LIVESTRONG 2025 Portfolio, LIVESTRONG 2030 Portfolio, LIVESTRONG 2035 Portfolio, LIVESTRONG 2040 Portfolio, LIVESTRONG 2045 Portfolio, LIVESTRONG 2050 Portfolio, One Choice Portfolio: Very Conservative, One Choice Portfolio:
Conservative, One Choice Portfolio: Moderate, One Choice
Portfolio: Aggressive, and One Choice Portfolio: Very Aggressive (collectively, the Portfolios), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Corporations compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 27, 2009, and from July 31, 2008 through February 27, 2009. Based on this evaluation, we assert that the Corporation was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 27, 2009 and from July 31, 2008 through February 27, 2009, with respect to securities reflected in the investment accounts of each of the Portfolios.

American Century Asset Allocation Portfolios, Inc.
By:

Robert J. Leach
Vice President, Treasurer and Chief
Financial Officer
American Century Asset Allocation
Portfolios, Inc.